FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release dated November 13, 2006, entitled “Repsol YPF Acquires a 28% Stake in a New Oil Field in the U.S. Gulf of Mexico”

Item 1

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, November 13, 2006

N° of pages: 2

The company participates in the Genghis Khan project

REPSOL YPF ACQUIRES A 28% STAKE IN A NEW OIL FIELD IN THE U.S. GULF OF MEXICO

•	The Genghis Khan oil field has estimated reserves of around 110 million barrels

•	The importance of the Genghis Khan acquisition radiates that the reservoir/pool is an extension of the Shenzi field, in which Repsol YPF has a 28% stake, and given the proximity of the two, would generate significant synergies

•	The future development of the field could include the development of six or seven new production wells

The consortium, comprised of Repsol YPF (28%), BHP Billiton (44%) and Hess Corporation (28%) has acquired the Genghis Khan oil field from Anadarko Petroleum Corporation. The field is situated in deep waters of the Gulf of Mexico, in one of the most profitable areas for the oil industry. The total cost of the transaction amounts to USD $1.35 billion, of which Repsol YPF’s investment is USD $378 million.

Currently, the Genghis Khan field has two wells and estimated hydrocarbon reserves of arround 110 million barrels. The importance of the Genghis Kan acquisition is based on being an extension of the Shenzi field, in which Repsol YPF has a 28% stake, as well as, constituting one of the largest oil fields in the deep waters of the U.S. Gulf of Mexico. The development of both projects, in the same area, generates important synergies for Repsol YPF.

Genghis Khan was discovered in 2005 and is situated in waters, approximately 4,300 feet deep (1,330 meters). The future development of the field contemplates an addition of 6 or 7 new wells. The initial production of oil is expected to come mid 2007.

The final close of the transaction will take place upon the conclusion of the due diligence on behalf of the buyers, once all the necessary government requirements are obtained.

THE U.S. GULF OF MEXICO: A STRATEGIC AREA FOR REPSOL YPF

The deep waters of the Gulf of Mexico is one of World Wide areas with mayor potential for exploration, with estimated resources of at least 20 billion barrels.

The area posses not only, an attractive and stable legal environment, but historically has lent itself to some of the greatest returns on capital of the offshore oil industry.

Repsol YPF has had an important presence in the Gulf of Mexico since 2003 and currently participates in 85 blocks situated in areas of Green Canyon, Atwater Valley, Alamino Canyon and Mississippi Canyon and operates 45 of them. The initial production, with relation to these assets, will begin in 2007.

The acquisition of Genghis Khan falls in line with Repsol YPF’s Strategic Plan in the Gulf of Mexico along with North Africa (Algeria and Libia) and Trinidad and Tobago. They constitute the core business areas outside of Latin America, as well as, contribute to the consolidation of a solid portfolio of assets with great potential for the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 13, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer